UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Viggle Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92672V

(CUSIP Number)

Mitchell J. Nelson, 430 Park Avenue, 6th Floor, New York, NY  10016

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

09/16/2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672V	13D/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert F.X. Sillerman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 106,861,913
	8.	SHARED VOTING POWER 109,561,913
	9.	SOLE DISPOSITIVE POWER 106,861,913
	10.	SHARED DISPOSITIVE POWER 109,561,913

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,561,913
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92672V	13D/A

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value, $0.001 per share, of Viggle Inc., a Delaware corporation (the “Company”).

Item 2.  Identity and Background.

(a)	The Reporting Person is Robert F.X. Sillerman.

(b)	The Reporting Person’s business address is 902 Broadway, 11th Floor, New York, NY 10010.

(c)
The Reporting Person is the Executive Chairman and Chief Executive Officer of the Company.  The Reporting Person is also the Executive Chairman and Chief Executive Officer of SFX Entertainment Inc., 430 Park Avenue, 6th Floor, New York, NY  10022.

(d)	During the past five years, the reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which as a result of such proceeding the reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Sillerman has used his personal funds to make the purchases of the Company’s securities.

Item 4.  Purpose of Transaction.

On September 16, 2013, the Company, Sillerman Investment Company LLC (“SIC”) and Sillerman Investment Company II LLC (“SIC II”) entered into a series of transactions to restructure certain of the Company's outstanding debt and equity securities.  The transactions are designed to reduce the Company's outstanding debt and aid the Company in future capital raising efforts.

8% Convertible Note and Shares

As previously reported on the Company’s Current Report on Form 8-K dated July 6, 2012, the Company and SIC, an affiliate of the Company's Executive Chairman and Chief Executive Officer, entered into a Line of Credit Grid Promissory Note on June 29, 2012, which was subsequently amended (as amended, the “Original $20,000,000 Line of Credit Note”).  The Original $20,000,000 Line of Credit Note was fully drawn, so that the Company owed SIC $20,781,746 through March 11, 2013, in outstanding principal and accrued and unpaid interest.  On March 11, 2013, SIC exchanged the Original $20,000,000 Line of Credit Note for an 8% Convertible Secured Note (the “8% Convertible Note”) with a total outstanding balance of $20,781,746 as of March 11, 2013.  The 8% Convertible Note provided for an interest rate of 8% (as opposed to the 9% interest rate in the Original $20,000,000 Line of Credit Note), and was to mature on March 11, 2016 (as opposed to the June 29, 2013, maturity date for the Original $20,000,000 Line of Credit Note).   As previously reported on its Current Report on Form 8-K dated March 15, 2013 (as amended by the amendment thereto filed on March 19, 2013), the exchange was made pursuant to an exchange agreement (the “Exchange Agreement”), which provided for the issuance of 40,000 shares of the common stock of the Company, par value $0.001 per share (“Note Exchange Common Stock”) for each $100,000 in principal amount of the Original $20,000,000 Line of Credit Note so exchanged, so that the Company issued to SIC 8,312,699 shares of Common Stock in connection with such exchange (the “Note Exchange Common Shares”).

On September 16, 2013, the Company and SIC entered into a Rescission Agreement (the “Rescission Agreement”) pursuant to which the parties rescinded the transactions in the Exchange Agreement.  The effect of the transaction was to (a) rescind the issuance of all the Note Exchange Common Shares, thus reducing the number of issued and outstanding shares of common stock of the Company by 8,312,699, and (b) rescinding the exchange of the 8% Convertible Note for the Original $20,000,000 Line of Credit Note.  As a result, the Original $20,000,000 Line of Credit Grid Promissory Note was reinstated.  The Original $20,000,000 Line of Credit Grid Promissory Note had accrued and unpaid interest as of September 16, 2013, of $1,748.098.

Waiver of Interest

On September 16, 2013, SIC waived pursuant to a Waiver (the “Waiver”) $1,748,098 of accrued and unpaid interest on the Original $20,000,000 Line of Credit Grid Promissory Note which interest accrued from June 29, 2012, through and including September 16, 2013.

Series A Convertible Preferred Stock

The Company previously had authorized a class of Series A Preferred Stock, but none of those shares were issued or outstanding.  The Company eliminated the prior class of Series A Preferred Stock by filing a Certificate of Elimination of Series A Preferred Stock of the Company (the “Certificate of Elimination”). After filing the Certificate of Elimination, the Company created a new class of Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”) by filing a Certificate of Designations of the Series A Convertible Preferred Stock of the Company (the "Series A Certificate of Designation") with the Secretary of State of the State of Delaware.  The Company authorized the issuance of up to 100,000 shares of the Series A Convertible Preferred Stock. The rights, preferences, privileges and restrictions of the shares of Series A Convertible Preferred Stock and the qualifications, limitations and restrictions thereof are contained in the Series A Certificate of Designation and are summarized as follows:

●           The shares of Series A Convertible Preferred Stock have an stated value of $1,000 per share (the "Stated Value").

●         Each holder of a share of Series A Convertible Preferred Stock shall be entitled to receive dividends (“Dividends”) on such share equal to seven percent (7%) per annum (the “Dividend Rate”) of the Stated Value before any Dividends shall be declared, set apart for or paid upon any junior stock or parity stock.  Dividends on a share of Series A Convertible Preferred Stock shall accrue daily at the rate Dividend Rate, commence accruing on the issuance date thereof, compound annually, be computed on the basis of a 360-day year consisting of twelve 30-day months and be convertible into common stock in connection with the conversion of such share of Series A Convertible Preferred Stock.

●          Each share of Series A Convertible Preferred Stock is convertible, at the option of the holders, into shares of Company common stock at a conversion price of $1.15.

●          The Company may redeem any or all of the outstanding Series A Convertible Preferred Stock at any time at the then current Stated Value plus accrued Dividends thereon plus a redemption premium equal to the Stated Value multiplied by (as applicable) (i) 8% if redeemed prior to the one (1) year anniversary of the initial issuance date; (ii) 6% if redeemed on or after the one (1) year anniversary of the initial issuance date and prior to the two (2) year anniversary of the initial issuance date; (iii) 4% if redeemed on or after the two (2) year anniversary of the initial issuance date and prior to the three (3) year anniversary of the initial issuance date; (iv) 2% if redeemed on or after the three (3) year anniversary of the initial issuance date and prior to the forty-two (42) month anniversary of the initial issuance date; and (v) 0% if redeemed on or after the forty-two (42) month anniversary of the initial issuance date.   However, no premium shall be due on the use of up to 33% of proceeds of a public offering of common shares at a price of $1.00 or more per share.

●           The Company is required to redeem each Series A Convertible Preferred Stock on the tenth (10th) business day immediately following the fifth anniversary of its issuance. However, the Company shall have no obligation to mandatorily redeem any shares of Series A Convertible Preferred Stock at any time that (x) the Company does not have surplus under Section 154 of the Delaware General Corporation Law (the “DGCL”) or funds legally available to redeem all shares of Series A Convertible Preferred Stock, (y) the Company's capital is impaired under Section 160 of the DGCL or (z) the redemption of any shares of Series A Convertible Preferred Stock would result in an impairment of the Company's capital under Section 160 of the DGCL.

●           Upon a change of control of the Company, each holder of Series A Convertible Preferred Stock shall be entitled to require the Company to redeem from such holder all of such Holder's shares of Series A Convertible Preferred Stock so long as such holder requests such redemption in writing at least one (1) business day prior to the consummation of such change of control.  The redemption amount per share equals the Stated Value thereof plus accrued Dividends plus a change of control premium equal to the Stated Value multiplied by (as applicable) of (i) 8% if redeemed prior to the one (1) year anniversary of the initial issuance date; (ii) 6% if redeemed on or after the one (1) year anniversary of the initial issuance date and prior to the two (2) year anniversary of the initial issuance date; (iii) 4% if redeemed on or after the two (2) year anniversary of the initial issuance date and prior to the three (3) year anniversary of the initial issuance date; (iv) 2% if redeemed on or after the three (3) year anniversary of the initial issuance date and prior to the forty-two (42) month anniversary of the initial issuance date; and (v) 0% if redeemed on or after the forty-two (42) month anniversary of the initial issuance date.

●           The shares of Series A Convertible Preferred Stock are senior in liquidation preference to all shares of capital stock of the Company unless otherwise consented to by a majority of the holders of shares of Series A Convertible Preferred Stock.

●          The shares of Series A Convertible Preferred Stock shall have no voting rights except as required by law.

●           The consent of the holders of a majority of the shares of Series A Convertible Preferred Stock is be necessary for the Company to amend the Series A Certificate of Designation.

Series B Convertible Preferred Stock

On September 16, 2013, the Company created 50,000 shares of Series B Convertible Preferred Stock (the “Series B Convertible Preferred Stock”) by filing a Certificate of Designations of Series B Convertible Preferred Stock of the Company (the "Series B Certificate of Designation") with the Secretary of State of the State of Delaware. The rights, preferences, privileges and restrictions of the shares of Series B Convertible Preferred Stock and the qualifications, limitations and restrictions thereof are contained in the Series B Certificate of Designation and are summarized as follows:

●           The shares of Series B Convertible Preferred Stock have a stated value of $1,000 per share.

●           The shares of Series B Convertible Preferred Stock are convertible, at the option of the holders, into shares of Company common stock at a conversion price of $1.15.  However, the shares of Series B Convertible Preferred Stock may only be converted from and after the earlier of either of: (x) the first trading day immediately following (i) the closing sale price of the Company's common stock being equal to or greater than $1.67 per share (as adjusted for stock dividends, stock splits, stock combinations and other similar transactions occurring with respect to the Company's common stock from and after the initial issuance date) for a period of five (5) consecutive trading days following the initial issuance date and (ii) the average daily trading volume of the Company's common stock (as reported on Bloomberg) on the principal securities exchange or trading market where the Company's common stock is listed or traded during the measuring period equaling or exceeding 25,000 shares of Company's common stock per trading day (the conditions set forth in the immediately preceding clauses (i) and (ii) are referred to herein as the “Trading Price Conditions”) or (y) immediately prior to the consummation of a “fundamental transaction”, regardless of whether the Trading Price Conditions have been satisfied prior to such time.  A “fundamental transaction” is defined as (i) a sale of all or substantially all of the assets of the Company, (ii) a sale of at least 90% of the shares of capital stock of the Company or (iii) a merger, consolidation or other business combination as a result of which the holders of capital stock of the Company prior to such merger, consolidation or other business combination (as the case may be) hold in the aggregate less than 50% of the Voting Stock of the surviving entity immediately following the consummation of such merger, consolidation or other business combination (as the case may be), in each case of clauses (i), (ii) and (iii), the Board has determined that the aggregate implied value of the Company's capital stock in such transaction is equal to or greater than $125,000,000.

●          The shares of Series B Convertible Preferred Stock are not redeemable by either the Company or the holders thereof.

●          The shares of Series B Convertible Preferred Stock are on parity in dividends and liquidation preference with the shares of Company common stock and such amounts shall be payable only if then convertible into common stock.

●           The shares of Series B Convertible Preferred Stock shall have no voting rights except as required by law.

●           The consent of the holders of a majority of the shares of Series B Convertible Preferred Stock shall be necessary for the Company to alter, amend or change any of the terms of the Series B Certificate of Designation.

Issuance of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock for Original $20,000,000 Line of Credit Grid Promissory Note

As described above in the subsections entitled “8% Convertible Note and Shares” as of September 16, 2013, the Original $20,000,000 Line of Credit Grid Promissory Note remained outstanding with a principal amount of $20,000,000.  As described above in the subsection entitled “Waiver of Interest” on September 16, 2013, SIC agreed to waive the outstanding $1,748,098 of interest accrued $20,000,000 Line of Credit Note up to and including September 16, 2013. On September 16, 2013, the Company and SIC entered into an Exchange Agreement (the “Note Exchange Agreement”) pursuant to which the Company issued, in full satisfaction of the Original $20,000,000 Line of Credit Grid Promissory Note, 20,000 shares of Series A Convertible Preferred Stock and 15,237 shares of Series B Convertible Preferred Stock.

Rescission of Issuance of 5,000,000 Shares of Common Stock

On March 11, 2013, Viggle and SIC II, an affiliate of the Company's Executive Chairman and Chief Executive Officer, entered into an amended and restated line of credit (the “New $25,000,000 Line of Credit”) to the Company, which modified the existing $25,000,000 line of credit (the “Original $25,000,000 line of credit”) to reduce the interest rate from 14% per annum to 9% per annum.  In connection with such modification, the Company issued to SIC II 5,000,000 shares of its common stock (the “February Shares”).

On September 16, 2013, pursuant to the Rescission Agreement, the Company and SIC II agreed to rescind the issuance of the February Shares, thus reducing the number of the Company's issued and outstanding shares by 5,000,000.

Issuance of Warrants

The Company agreed to issue SIC II warrants (the “Warrants”) to purchase 5,000,000 shares of the Company's common stock at an exercise price of $0.69 per share.  The Warrants are exercisable for a period of five years from issuance.

PIPE Exchanges

In August 2011 and May 2012, the Company previously completed certain private placement offerings (the “PIPE Transactions”) in which the Company issued to certain investors (the “PIPE Investors”) shares of the Company's common stock and warrants to purchase shares of common stock.  The Company's Board of Directors has approved an exchange (the “PIPE Exchange”) by certain PIPE Investors of the common stock and warrants that they received in the PIPE Transactions for Series A Convertible Preferred Stock and Series B Convertible Preferred Stock.  PIPE Investors were only be permitted to participate in such exchange to the extent that they or their affiliates commit or have committed to fund a portion of the New $25,000,000 Line of Credit.  For each $100,000 that a PIPE Investor commits or has committed to the New $25,000,000 Line of Credit, the PIPE Investor would be able to exchange the common stock and warrants that it received for $100,000 of investment in the PIPE Transactions for 100 shares of Series A Convertible Preferred Stock and 46 shares of Series B Convertible Preferred Stock.  The Board approved an issuance of up to 15,000 shares of Series A Convertible Preferred Stock and 6,900 shares of Series B Convertible Preferred Stock in connection with such exchanges.

On September 16, 2013, as part of the PIPE Exchange, the Company and SIC entered into an Exchange Agreement (the “PIPE Exchange Agreement”) pursuant to which SIC agreed to exchange: (a) 2,609,455 shares of the Company's common stock (the “PIPE Common Shares”), (b) warrants to purchase 2,064,000 shares of the Company's common stock at an exercise price of $8 (the “August PIPE Warrants”) and (c) warrants to purchase 545,455 shares of the Company's common stock at $1.25 (the “May PIPE Warrants,” and collectively with the August PIPE Warrants, the “PIPE Warrants”) that it had received in the PIPE Transactions for: (i) 13,320 shares of Series A Convertible Preferred Stock (the “Exchange Series A Shares”) and (ii) 6,127.2 shares of Series B Convertible Preferred Stock (the “Exchange Series B Shares”).

16b-3 Approvals

The Board of Directors also unanimously approved for purposes of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, each transaction described in the foregoing sections and each transaction arising out of or under each of the Transaction Agreements (as defined below).

Special Committee Action

Because the transactions described in the foregoing sections were between the Company and Robert F.X. Sillerman or an affiliate of Robert F.X. Sillerman, who is the Executive Chairman and Chief Executive Officer of the Company, the Company formed a special committee of independent directors to review the proposed transactions.  Such special committee reviewed and unanimously approved such transactions.

Important Notice regarding the Transaction Documents

The foregoing descriptions of the transactions contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Rescission Agreement, the Waiver, the Certificate of Elimination, the Series A Certificate of Designation, the Series B Certificate of Designation, the Note Exchange Agreement, the Warrants and the PIPE Exchange Agreement (the “Transaction Agreements”) attached to the Company’s Annual Report on Form 10-K as filed with the SEC on September 17, 2013 as Exhibits 10.36, 10.37, 10.38, 10.39, 10.40, 10.41, 10.42 and 10.43, respectively, and incorporated herein by reference.

Draw Warrants

On September 25, 2013, the Company made a draw of $2,000,000 under the New $25,000,000 Line of Credit.  In connection with the terms of the New $25,000,000 Line of Credit, the Company issued SIC II warrants to purchase 2,000,000 shares of the Company’s common stock at an exercise price of $1.00 per share.

Item 5.  Interest in Securities of the Issuer.

The Reporting Person beneficially owns 109,561,913 shares of common stock, including the following:
(i)	The Reporting Person directly owns 18,230,455 shares of the Company’s common stock, including the following:
a.	5,730,455 shares of common stock,
b.
options to purchase 2,500,000 shares of the Company’s common stock, which options were granted on April 4, 2013 pursuant to an amendment to the Reporting Person’s employment agreement with the Company, and

c.
warrants to purchase 10,000,000 shares of the Company’s common stock, which warrants were issued in connection with the reporting Person’s guarantee of the Company’s obligations under the Company’s term loan agreement with Deutsche Bank Trust Company Americas.

(ii)	The Reporting Person also indirectly owns 83,331,458 shares of the Company’s common stock, including the following:
a.	43,657,545 shares of common stock owned by Sillerman Investment Company, LLC;
b.	Warrants to purchase 5,000,000 shares of common stock owned by Sillerman Investment Company II, LLC,
c.
11,000,000 shares of stock issuable upon the exercise of warrants held by Sillerman Investment Company II LLC, which are exercisable at $1.00 per share, and which were issued in connection with the Company’s draws under the New $25,000,000 Line of Credit;

d.	28,973,913 shares of common stock issuable upon conversion of 33,320 shares of the Company’s Series A Convertible Preferred Stock that are held by SIC, and
e.	2,700,000 shares of common stock owned of record by Laura Baudo Sillerman, the Reporting Person’s spouse.

For purposes of Items 7 and 9 of the cover page of this Schedule 13D, the Reporting Person has included all of the above shares, other than the 2,700,000 shares held by Laura Baudo Sillerman, the Reporting Person’s spouse.  Those additional 2,700,000 shares are included in Items 8 and 10 of the cover page of this Schedule 13D. The Company’s most recent Quarterly Report on Form 10-Q reported that the Company had 75,139,350 shares of its common stock outstanding. Of the amounts set forth above, the 2,500,000 shares described in Section (i)(b), the 10,000,000 shares described in Section (i)(c), the 5,000,000 shares described in Section (ii)(b), the 11,000,000 shares described in Section (ii)(c) and the 28,973,913 shares described in Section (ii)(d) are not yet outstanding as of the date of the most recent Quarterly Report on Form 10-Q. Therefore, the Reporting Person has assumed that those shares are outstanding for calculating his percentage of common stock of the Company that he beneficially owns.  As a result, the 109,561,913 shares owned by the Reporting Person and set forth above represent 82.6% of the Company’s common stock. Although an unaffiliated party owns a minority interest in SIC because the Reporting Person owns and controls a majority of SIC, the Reporting Person has classified those shares in the sole voting and dispositive power categories.

In addition, the Reporting Person also owns 21,364.2 shares of Series B Convertible Preferred Stock.  Of those shares, SIC holds 20,083.2 shares of the Series B Convertible Preferred Stock and the Reporting Person holds 1,281 shares of the Series B Convertible Preferred Stock.  Because the shares of Series B Convertible Preferred Stock are only convertible upon the occurrence of certain triggers that have not yet occurred, they have not been included in the Reporting Person’s percentage of ownership set forth above, because they are not convertible by the Reporting Person into shares of common stock within the next 60 days.  However, if the shares of Series B Preferred Stock were convertible as of the date of this filing, they would be convertible into 18,577,565 shares of Common Stock.  If all such shares were converted, then the Reporting Person would beneficially own 84.8% of the Company’s common stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 The Reporting Person is the owner of Sillerman Investment Company, LLC (subject to the minority interest of an unaffiliated third party) and Sillerman Investment Company II, LLC and thus controls the shares held by such entities.

Item 7.  Material to Be Filed as Exhibits.

Reference is made to the Rescission Agreement, the Waiver, the Certificate of Elimination, the Series A Certificate of Designation, the Series B Certificate of Designation, the Note Exchange Agreement, the Warrants and the PIPE Exchange Agreement attached to the Company’s Annual Report on Form 10-K as filed with the SEC on September 17, 2013 as Exhibits 10.36, 10.37, 10.38, 10.39, 10.40, 10.41, 10.42 and 10.43, respectively, and incorporated herein by reference.

CUSIP No. 92672V	13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIGGLE INC.

September 26, 2013	By:	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman
Executive Chairman and Chief Executive Officer